United States securities and exchange commission logo





                             August 10, 2021

       Michael Hill
       Chief Executive Officer
       BLOOMIOS, INC.
       201 W Montecito Street
       Santa Barbara, CA 93101

                                                        Re: BLOOMIOS, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed July 14, 2021
                                                            File No. 333-257890

       Dear Mr. Hill:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 6

   1. We note your disclosure here that you are an integrated, seed-to-shelf operation which includes the growing,
processing, extraction, and manufacture of cannabidiol (   CBD   )
                                                        products. We further
note your disclosures elsewhere that your CBD products are hemp-
                                                        derived. Please revise
your disclosure(s) in this section to better describe each of your products and how they
are manufactured and marketed, including their
                                                        Tetrahydrocannabinol
(THC) content. Please also discuss the testing procedures, if any, for your CBD products,
including whether the lab(s) performing tests on your CBD
                                                        products meet the
ISO 17025    or other applicable standards. If you are not having your
                                                        CBD products tested,
please add a risk factor addressing the potential consequences to your business.
 Michael Hill
BLOOMIOS, INC.
August 10, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

2. Revise to provide information that more clearly describes your results of operations and liquidity and capital resources for each of the periods presented. Your revised disclosure should include a discussion and analysis of the financial statements and other statistical data that enhances a reader's understanding of your financial condition, cash flows, and other changes in financial condition and results of operations. Refer to Item 303 of
         Regulation S-K.
Risk Factors, page 22

3. We note your disclosure that your success is dependent upon your ability to achieve regulatory approvals in the U.S. and abroad. We further note your disclosures that the
         Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products, but that you have not been required to obtain FDA approval for your existing products. Please revise your disclosures in this section to discuss the state laws that regulate your planned operations in the United States, as well any international regulations, and the potential impact of such laws related to your proposed operations. Additionally, revise your reference on page 23 to clarify how you leverage third parties to sell your products and conduct your business abroad. If you do not have any sales or operations abroad, please clarify.
Selling Stockholders, page 29

4. Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by CET Investments, LLC, AGPL
         Acquisition Inc., Jefferson Street Capital LLC, and JH Darbie & Co. Plan of Distribution, page 37

5. Please reconcile certain disclosures here which only reference one selling stockholder, BP, with your other disclosures in other sections of your filing. Financial Statements for the Year Ended December 31, 2020
Notes to the Consolidated Financial Statements, page F-7

6. Disclosure indicates that on April 12, 2021, you acquired CBD Brand Partners LLC in exchange for 10,000 shares of Series A Preferred Stock and 800 shares of Series B
FirstName LastNameMichael Hill
       Preferred Stock. Expand your disclosure here and in appropriate sections throughout the
Comapany
       filingNameBLOOMIOS,
              to describe how you INC.
                                    accounted for this transaction. Your
revised disclosure should
Augustalso   explain
        10, 2021     the2basis of your financial statement presentation.
                  Page
FirstName LastName
 Michael Hill
FirstName LastNameMichael Hill
BLOOMIOS,    INC.
Comapany
August 10, NameBLOOMIOS,
           2021            INC.
August
Page 3 10, 2021 Page 3
FirstName LastName
Financial Statements for the Three Months Ended March 31, 2021
Notes to the Financial Statements
Note 9. Subsequent Events, page F-25

7. You state that the prospectus relates to the resale of 3,389,203 shares of common stock acquired in connection with the acquisition of CBD Brand Partners LLC. However, disclosure here and elsewhere in the filing does not appear to indicate that any common stock was issued as part of the transaction. Revise your disclosure to reconcile this apparent discrepancy.

General

8. Obtain and file a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to
         Item 601(b)(23) of Regulation S-K.
9. We note your disclosures that your common stock is listed on The OTC Markets under the
         symbol    BLMS.    Where it appears that your shares are quoted on the
OTC Pink Market,
         please clarify this throughout. We further note disclosure that the selling shareholders may sell their shares a number of different ways and "at varying prices." Please note that the
         OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or
         OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K. Additionally, also revise to remove the references to the "NASDAQ Capital Market" or advise.
 Michael Hill
FirstName LastNameMichael Hill
BLOOMIOS,    INC.
Comapany
August 10, NameBLOOMIOS,
           2021            INC.
August
Page 4 10, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Ken Bart